Exhibit 99.1

Mereo BioPharma Announces Appointment of Dr. Abdul Mullick to Board of Directors

London and Redwood City, Calif., May 17, 2022 - Mereo BioPharma Group plc (NASDAQ: MREO) (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announced the appointment of Dr. Abdul Mullick to the Company’s Board of Directors, effective immediately. Dr. Mullick joins Mereo’s Board with over 20 years of experience in the pharmaceutical industry in senior leadership positions across multiple therapeutic areas and geographies, including in rare diseases.

“We are very excited to welcome Abdul to the Board at such a pivotal time for the Company,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “His experience in the rare disease space and leadership while launching two new rare disease products will be invaluable to Mereo as we continue to advance our programs through the clinic. I believe Abdul will be an asset to the Board and very much look forward to working with him.”

Dr. Mullick currently serves as President & Chief Executive Officer of Kyowa Kirin International plc (“KKI”), a subsidiary of Kyowa Kirin Co., Ltd. (TSE:4151) the Japan-based global specialty pharmaceutical company. During his four years at KKI, Dr. Mullick successfully led the launch of two new rare disease products across Europe, the GCC1 and other growth markets, including for the treatment of X-linked hypophosphatemia, a disease characterized by low levels of phosphate in the blood. He also led a drive to enhance patient and customer care, resulting in improved profitability, as well as accelerating the digital transformation across the entire value chain. Prior to KKI, Dr. Mullick held senior positions at Vifor Pharma Ltd. as Head of Global Strategic Marketing, Novartis as Global Head of the Diabetes Franchise and at Sanofi where he held roles at the country, regional and global levels. Most notably, he spent over eight years at Genzyme leading rare and ultra-rare disease businesses in Europe, Asia (including China and Japan) and the United States, as well as heading the rare disease global strategy and marketing function. Dr. Mullick graduated with a PhD in Molecular Biology from Bristol University in the UK.

“Mereo has shown outstanding commitment to helping underserved patient populations and I am honored to be joining the Board,” added Dr. Mullick. “It is a very exciting time to be joining Mereo, as the Company has made tremendous strides in progressing their programs. I have seen first-hand the difference that innovation in treatments for rare diseases can make, especially where there are no existing approved therapies. I believe that Mereo’s late-stage assets have the potential to make a difference in the lives of patients and look forward to working with the team.”

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics that aim to improve outcomes for oncology and rare diseases and plans to commercialize selected rare disease programs. The Company has developed a portfolio of six clinical stage product candidates. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), has advanced into an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The Company has two rare disease product candidates, alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS), and setrusumab for the treatment of osteogenesis imperfecta (OI). Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD and positive top-line data were recently reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (2-5 years old) in the second half of 2022.

[1]	Gulf Cooperation Council Markets

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer

Christine Fox, Chief Financial Officer

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006

Lee Roth

Investors	investors@mereobiopharma.com